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AM 4-25-2005

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05041478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066453

SEC MAIL RECEIVED APR 2 0 2005 WASH. D.C. PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ivar Laegreid

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8106 Tiara Street
(No. and Street)

Ventura (City) CA (State) 93004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivar Laegreid (805) 671-5575
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 29 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4-25-2005

OATH OR AFFIRMATION

I, Ivar Laegreid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivar Laegreid, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 7 day of April, 2005

Notary Public

Signature

Owner
Title



MELODY A SANDERS
Commission # 1465229
Notary Public - California
Los Angeles County
My Comm. Expires Jan 26, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2005
WASH. D.C.
209
SECTION

Ivar Laegreid

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Ivar Laegreid

I have audited the accompanying statement of financial condition of Ivar Laegreid (a sole proprietor) as of December 31, 2004 and the related statements of operations, changes in proprietor's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivar Laegreid as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in its infancy and has just commenced business and its minimal operations to date have resulted in a net loss. The Company is currently operating on its initial equity investment and since the Company has yet to earn any revenues, there is substantial doubt that the Company can continue as a going concern. However, management plans to fund the Company with equity contributions until it can rely on its own revenues to sustain operations. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
April 7, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Ivar Laegreid
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 12,015
Total assets	$ 12,015

Liabilities and Proprietor's Equity

Liabilities	$ –
Proprietor's equity	12,015
Total liabilities and proprietor's equity	$ 12,015

The accompanying notes are an integral part of these financial statements.

Ivar Laegreid
Statement of Operations
For the Year Ended December 31, 2004

Revenue	$ –
Expenses	
Dues and subscriptions	300
Legal and accounting	500
Other operating expenses	385
Total expenses	1,185
Net income (loss)	$ (1,185)

The accompanying notes are an integral part of these financial statements.

Ivar Laegreid
Statement of Changes in Proprietor's Equity
For the Year Ended December 31, 2004

	Proprietor's Equity
Balance on January 1, 2004	$ –
Proprietor's contributions	13,200
Net income (loss)	(1,185)
Balance on December 31, 2004	$ 12,015

The accompanying notes are an integral part of these financial statements.

Ivar Laegreid
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ (1,185)
Net cash provided by (used in) operating activities		(1,185)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proprietor's contributions	$ 13,200	
Net cash provided by (used in) financing activities		13,200
Net increase (decrease) in cash		12,015
Cash at beginning of year		–
Cash at end of year		$ 12,015
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ –	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

Ivar Laegreid
Notes to Financial Statements
December 31, 2004

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Ivar Laegreid (the "Company"), a proprietorship, was organized on September 1, 2004 and is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934. The Company engages in private placement of securities on a best efforts basis. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company is a fully disclosed broker-dealer whereby it does not hold customer funds or securities.

These financial statements are prepared solely from the accounts of the Company and do not include the personal accounts of the owner or any other operation in which the owner is engaged.

Going Concern

The Company has only been in operation for four months and has yet to complete a private placement transaction or earn any revenues. The Company has commenced operations and is experiencing mounting losses. The Company's proprietor has contributed $13,200, into the Company to fund its initial operations. However there is no guarantee that the proprietor can continue to fund the Company's operations without the Company earning any revenues. These circumstances have raised substantial doubt about the Company's ability to remain a going concern.

Management has a plan to remain a going concern. The proprietor has pledged to continue to fund the Company's operations with equity infusions should the need arise. Also, the Company is currently working on a few private placements and believes it can rely on its proprietor's past experiences to realize gains on the deals.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: <u>INCOME TAXES</u>

The Company is a proprietorship and is not a separate taxable entity. Therefore, no provision or liability for Federal or State income taxes is included in these financial statements. The owner is taxed on net income of the proprietorship after its income is combined with the owner's other income and deductions.

Note 3: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $12,015, which was $7,015 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($0) to net capital was not applicable because the Company had no aggregate indebtedness, which is less than the 8 to 1 maximum ratio allowed for a first year broker/dealer.

Ivar Laegreid
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital		
Proprietor's equity	$ 12,015	
Total proprietor's equity		$ 12,015
Net Capital		12,015
Computation of net capital requirements		
Minimum net capital requirements		
12 ½ percent of net aggregate indebtedness	$ –	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 7,015
Ratio of aggregate indebtedness to net capital	n/a	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004.

See independent auditor's report.

Ivar Laegreid
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to Ivar Laegreid as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Ivar Laegreid
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to Ivar Laegreid as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Ivar Laegreid

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Ivar Laegreid

In planning and performing my audit of the financial statements and supplemental scehdules of Ivar Laegreid for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Ivar Laegreid including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
April 7, 2005